Brian F. Leaf

+1 703 456 8053

bleaf@cooley.com

August 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Jim Rosenberg
Irene Paik
Joseph McCann

RE:	Nightstar Therapeutics Limited

Draft Registration Statement on Form F-1

Submitted July 21, 2017

CIK No. 0001711675

Ladies and Gentlemen:

On behalf of our client, Nightstar Therapeutics Limited (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”) by letter dated August 17, 2017 with respect to the Company’s confidential draft registration statement on Form F-1 submitted on July 21, 2017 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for confidential submission an amended version of the Confidential Draft Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement, certain supplemental materials and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Draft Registration Statement on Form F-1 submitted July 21, 2017

Prospectus Summary, page 1

1.	Your chart on page 87 indicates that enrollment is on-going for your Phase 2 REGENERATE trial and that you will conduct a separate Phase 2 trial to assess bilateral treatment. Accordingly, please revise your pipeline chart on page 1 concerning NSR-REP1 to clarify the need to conduct this Phase 2 work. Also, tell us whether you are awaiting data from the REGENERATE trial in order to commence the planned Phase 3 trial.

U.S. Securities and Exchange Commission

August 25, 2017

Page Two

Response: Regarding the third sentence of the Staff’s comment, the Company advises the Staff that it is not awaiting data from the ongoing REGENERATE trial, the planned GEMINI bilateral treatment trial or any other clinical trial in order to commence its planned Phase 3 registrational trial of NSR-REP1, which the Company refers to as the STAR trial.

Regarding the second sentence of the Staff’s comment, the Company respectfully submits that it does not believe any addition to the pipeline charts on pages 1 and 85 of the Registration Statement is necessary or appropriate, as the REGENERATE and GEMINI studies will be run in parallel and neither is a prerequisite to the initiation of the STAR trial.

The Company advises the Staff that the pipeline charts on pages 1 and 85 of the Registration Statement are intended to provide investors with a snapshot of the overall stage of clinical development for each targeted treatment indication within the Company’s pipeline, rather than to provide a detailed list of each trial anticipated to be conducted within each indication. The Company believes that the status of the STAR trial is the most material piece of information for investors in regards to the clinical development of NSR-REP1, which is why the Company has disclosed the initiation of the STAR trial as the “Next Milestone” in the charts on pages 1 and 85 of the Registration Statement. The Company believes that the information provided in the pipeline charts on pages 1 and 85 of the Registration Statement sufficiently describes the current development status of NSR-REP1 and that adding additional information about the REGENERATE or GEMINI trials could be confusing to investors who may not be accustomed to seeing a detailed list of supporting studies and trials listed in this type of chart.

As disclosed on page 93 of the Registration Statement, the Company also anticipates the need to collect five-year follow-up data on a post-marketing basis to evaluate the long-term safety and efficacy of NSR-REP1, and as described in the Registration Statement, the results of the ongoing NIGHT natural history observational study will also be part of the Company’s regulatory submissions.

The Company believes that investors will be able to better understand the Company’s clinical development plan for NSR-REP1 in context by reading the summary of its completed and ongoing clinical trials for NSR-REP1 on page 89 of the Registration Statement and the detailed disclosures on pages 87 through 93 of the Registration Statement.

2.	Please tell us your basis for disclosing that NSR-REP1 represents the “most clinically advanced product candidate” for the treatment of CHM.

Response: The Company advises the Staff that the referenced statement denotes the relative stage of clinical development of its product candidate, NSR-REP1, compared to that of potentially competing product candidates being developed by other companies. The Company’s statement is supported by a review of the clinical trials registry and results database available at www.clinicaltrials.gov for all current ongoing clinical trials for the treatment of CHM. At the request and direction of the Company, the underwriters for the offering reviewed industry databases compiled by market research firms, to which they have subscription access, and informed the Company that this review did not identify additional companies with plans to initiate a Phase 3 clinical trial for the treatment of CHM. As a result, based upon its review and knowledge of the CHM space, the Company believes that the referenced statement is sufficiently supported.

As described on page 96 of the Registration Statement, the Company is aware that Spark Therapeutics Inc., 4D Molecular Therapeutics and Biogen Inc. have development programs focused on CHM. However, the Company notes that the ClinicalTrials.gov registry and other publicly available information indicate that only one competitor program is currently in the early stages of enrolling patients for its first Phase 1/2

U.S. Securities and Exchange Commission

August 25, 2017

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clinical trial. The Company understands that programs from other competitors in CHM are still in the preclinical stage. The Company does not believe that any of those competing programs will advance into Phase 3 registrational trials prior to the Company’s planned commencement of the STAR Phase 3 registrational trial in the first half of 2018.

Risks Associated with Our Business, page 4

3.	We note your disclosure on page 12 indicating that FDA has not approved any gene therapy products to date. Please revise the fourth bullet point in this section to clarify the risk.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 13 of the Registration Statement.

Use of Proceeds, page 58

4.	We note your disclosure that part of the proceeds will fund the clinical development of NSR-REP1 for the treatment of CHM, including the initiation of your planned Phase 3 clinical trial, and fund the preclinical development of NSR-003 for a rare inherited macular dystrophy, including the planned initiation of a Phase 1 clinical trial. Please expand your disclosure to include the amount you will need to complete each of these clinical trials. See Item 3.C.1. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Registration Statement to clarify that the Company expects the allocated proceeds from this offering to be sufficient to complete the planned STAR Phase 3 registrational trial of NSR-REP1, but will not be sufficient to complete the further clinical development of NSR-RPGR following the ongoing Phase 1/2 clinical trial or to complete the clinical development of NSR-BEST1 (which was formerly named NSR-003 in the Draft Registration Statement). The amounts that will be needed to complete each of these future trials will ultimately depend on a number of factors, including the design of the trials, the pace of patient enrollment, the occurrence of adverse events and the other factors described on page 14 of the Registration Statement under the risk factor, “We may encounter substantial delays in our clinical trials.” The Company has expanded the disclosure on page 59 of the Registration Statement to note that the exact amounts that will be needed to complete these clinical trials is not known and will depend on such factors.

Dilution, page 63

5.	Your disclosure on page F-17 indicates that as of December 31, 2016 you had outstanding Tranche Obligations to issue 8,070,314 Class A ordinary shares in connection with prespecified milestones. Please revise and update your Dilution and Capitalization sections to discuss the impact of any issuances or potential issuances stemming from these obligations.

Response: The Company advises the Staff that, as described on page F-17 of the Registration Statement, there were no Tranche Obligations outstanding as of June 30, 2017. The Company has updated the Dilution and Capitalization sections of the Registration Statement to provide such information as of June 30, 2017 and therefore, believes that no further discussion of such obligations is necessary.

Critical Accounting Policies and Significant Judgments and Estimates

Valuation of Share-Based Compensation and Tranche Obligations

Determination of Fair Value of Ordinary Shares, page 75

U.S. Securities and Exchange Commission

August 25, 2017

Page Four

6.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

JOBS Act, page 78

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover copies of such written communications.

Clinical Development of NSR-REP1, page 87

8.	Your risk disclosure on page 12 indicates that FDA guidelines provide that a BLA application must be supported by two well-controlled pivotal Phase 3 trials. Accordingly, please tell us why your chart on page 87 does not reflect a second future Phase 3 trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 93 of the Registration Statement.

Safety Observations from Clinical Trials of NSR-REP1, page 91

9.	We note your disclosure concerning the clinical investigator’s determinations concerning whether the serious adverse effects were or were not treatment-related. Please refer to Rule 436(a) and revise to identify the clinical investigator and file a consent for the summarization. For additional guidance, you may refer to Compliance Disclosure Interpretations, Securities Act Rules, Q. 233.02.

Response: The Company respectfully advises the Staff that the clinical investigators referenced in the Draft Registration Statement did not provide any reports or opinions in the form as contemplated in Rule 436 but rather performed routine and periodic reporting, analyses and services in connection with their respective roles in conducting the investigator-sponsored trials of NSR-REP1 pursuant to established clinical trial reporting protocols. In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 93 of the Registration Statement to remove the references to the clinical investigator.

Clinical Development of NSR-RPGR, page 92

10.

Please revise to identify the jurisdiction(s) where you are conducting the Phase 1/2 clinical trial and indicate whether you have submitted an IND to FDA. To the extent that you have submitted an IND, disclose when you submitted it and identify the IND sponsor(s) and the specific indications listed

U.S. Securities and Exchange Commission

August 25, 2017

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therein. If you are conducting the trial in the United States and believe that no INDs are required for this product candidate and/or indication at this time, please disclose this information in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Registration Statement.

Principal Shareholders, page 125

11.	Please revise to identify the person(s) with voting or dispositive control of the shares held by Syncona Portfolio Limited.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128-129 of the Registration Statement.

Differences in Corporate Law, page 133

12.	You may not qualify your disclosure by reference to state or national laws. Accordingly, please remove or revise the third sentence under the heading.

Response: In response to the Staff’s comment, the Company has deleted the referenced sentence on page 136 of the Registration Statement.

Notes to Consolidated Financial Statements

1. Nature of Business, page F-7

13.	Please refer to the first paragraph herein and address the following:

•	Tell us why the form of the report of the independent registered public accounting firm that will be signed upon the completion of reorganization described herein is appropriate. In this regard, Nightstar Therapeutics Limited was not incorporated until July 2017 and the reorganization has not been reflected in a period covered by financial statements included in the filing. If this form of report is not appropriate, it would appear that separate audited financial statements of both Nightstar Therapeutics Limited and NightstaRx Limited are required to be included in the filing.

•	Tell us whether any shares of Nightstar Therapeutics Limited will be outstanding prior to the reorganization, and, if so, how many, and to whom.

•	If the financial statements in the filing are presumably presenting that of Nightstar Therapeutics Limited, tell us why the capital structure as presented within the consolidated balance sheets and consolidated statements of shareholders’ equity as well as that described throughout the notes to the consolidated financial statements appears to be that of NightstaRx Limited.

•	Disclose the accounting treatment to be afforded to the reorganization and its rationale. Tell us the accounting literature to which you rely to support the accounting treatment.

•	The use of the word “Company” within this and other notes is confusing considering that it can be used to represent Nightstar Therapeutics Limited or NightstaRx Limited depending on the time frame, which may not always be obvious.

•	Tell us whether the re-register of Nightstar Therapeutics Limited as a public limited company and the renaming of it as Nightstar Therapeutics plc will occur before effectiveness of the registration statement. If so, tell us how you intend to account for and disclose these changes within the financial statements.

Response: With respect to the first bullet point of the Staff’s comment, the Company advises the Staff that it believes that the form of the report of its independent registered public accounting firm included in

U.S. Securities and Exchange Commission

August 25, 2017

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the Registration Statement is consistent with Section 4710 of the Division of Corporation Finance’s Financial Reporting Manual. The section contemplates that a draft report to be expressed at effectiveness may be included in the case of a reorganization in which the entities comprising an IPO registration will not be legally transferred to the registrant until immediately before effectiveness. As described in the Registration Statement, the contemplated reorganization, as a result of which NightstaRx Limited (“NL”) will become a wholly owned subsidiary of Nightstar Therapeutics Limited (“NTL”), will occur prior to the effectiveness of the Registration Statement. Accordingly, the Registration Statement, in the form in which it will become effective, will include the consolidated financial statements of NTL. As NTL will have been incorporated prior to the issuance of the financial statements, the Company has presented the financial statements to give retrospective effect to the corporate reorganization.

With respect to the second bullet point of the Staff’s comment, the Company advises the Staff that NTL was incorporated solely for the purposes of effecting the contemplated corporate reorganization. NTL currently has one ordinary share issued and outstanding, which share is held by David Fellows, the Chief Executive Officer of NL. NTL has not commenced operations and only has nominal assets and liabilities incidental to its formation. The Company does not expect any further share issuances prior to the completion of the corporate reorganization following which NL will become a wholly owned subsidiary of NTL and the current shareholders of NL will become the shareholders of NTL.

With respect to the third bullet point of the Staff’s comment, the Company advises the Staff that, following the consummation of the corporate reorganization, all of the interests in NL will be exchanged for the same number and class of newly issued ordinary shares of NTL. As a result, prior to the issuance of the shares in the proposed offering, NTL will have an identical capital structure as that of NL, other than that the ordinary shares of NTL will have a nominal value of £0.01 as opposed to the ordinary shares of NL which have a nominal value of £0.00001. The Company advises the Staff that it has expanded the disclosure in Note 1 to the consolidated financial statements included in the Registration Statement to clarify the effect of the reorganization.

With respect to the fourth bullet point of the Staff’s comment, the Company advises the Staff that, following the reorganization, NTL will be a continuation of NL and its subsidiaries. Accordingly, the Company believes that it is appropriate to account for the reorganization as a combination of entities under common control in accordance with ASC Topic 805-50. Further, in evaluating the retrospective application of the reorganization, the Company advises the Staff that it considered Staff Accounting Bulletin Topic 4C and Section 13410.3 of the Division of Corporation Finance’s Financial Reporting Manual. The Company has expanded the disclosure in Note 1 to the consolidated financial statements included in the Registration Statement.

With respect to the fifth bullet point of the Staff’s comment, the Company has revised the footnotes to the consolidated financial statements as appropriate in order to clarify the entity being referenced.

With respect to the final bullet point of the Staff’s comment, the Company advises the Staff that the re-registration of NTL as a public limited company and the renaming of it as Nightstar Therapeutics plc will occur after effectiveness of the Registration Statement but prior to the closing of the proposed offering. The Company advises the Staff that there will be no change in legal entity and therefore, the financial statements of NTL included in the Registration Statement will become the financial statements of Nightstar Therapeutics plc.

Exhibits

U.S. Securities and Exchange Commission

August 25, 2017

Page Seven

14.	We refer to your disclosure on page 93 concerning the manufacturing of NSR-REP1 and NSR-RPGR. Please file as an exhibit the non-exclusive license from NCH for the manufacturing process and supporting analytical technology. Also, disclose the material terms of the license in your Business section.

Response: The Company respectfully advises the Staff that it does not believe that the license from the Nationwide Children’s Hospital, or NCH, is required to be filed as an exhibit to the Registration Statement. The Company notes that Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company advises the Staff that it does not believe that it is substantially dependent upon the non-exclusive license with NCH. While the clinical drug supply of NSR-REP1 was previously manufactured by NCH for the conduct of the Company’s Phase 1/2 clinical trials, the Company has entered into another arrangement with a third-party contract manufacturer for its planned STAR Phase 3 registrational trial and anticipates entering into arrangements with additional third-party contract manufacturers for its future commercial needs for NSR-REP1. Similarly, the Company expects that it will enter into one or more manufacturing arrangements for its future clinical trial and commercial-scale needs for NSR-RPGR. The Company does not currently believe that it is or will be substantially dependent, as contemplated by Item 601(b)(10), on any one of these contract manufacturing arrangements.

As a result of the improvements in the Company’s manufacturing processes, the Company no longer depends on the technology that was previously in-licensed from NCH. Therefore, in response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement to remove references to the license agreement.

***

Please contact me at (703) 456-8053 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian F. Leaf

Brian F. Leaf

Enclosures

cc:	David Fellows, Chief Executive Officer, Nightstar Therapeutics Limited

Senthil Sundaram, Chief Financial Officer, Nightstar Therapeutics Limited

Marc A. Recht, Cooley LLP

Divakar Gupta, Cooley LLP

Courtney T. Thorne, Cooley LLP

Ed Lukins, Cooley (UK) LLP

Thomas Goodman, Cooley (UK) LLP

Eric Blanchard, Covington & Burling LLP

Brian Rosenzweig, Covington & Burling LLP

Sarah Griffiths, Covington & Burling LLP